                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 15)

                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                 44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



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
----------------------------------------                                        --------------------------------------
         CUSIP No.: 35177K108                             13D                             Page 2 of 5 Pages
----------------------------------------                                        --------------------------------------

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                 (a)  [  ]
                                                                                                           (b)  [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                        WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                          2,455,105
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                                                               0
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                     2,455,105
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                                                          0
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       2,455,105
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                     20.3%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                 BK
----------------------------------------------------------------------------------------------------------------------






                               Page 2 of 5 Pages



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---------------------------------                  -----------------------------
    CUSIP No.: 35177K108                 13D             Page 3 of 5 Pages
---------------------------------                  -----------------------------


         This Amendment No. 15 amends and supplements Items 3, 4 and 5 of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per Share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund"). Items not included in this amendment are not amended and remain as previously reported.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(c) was working capital. The amount of the funds used to purchase such shares aggregated approximately $2,890,888.


ITEM 4.           PURPOSE OF TRANSACTION

         On July 3, 2003, the Bank purchased 469,300 shares of Common Stock.

         The shares of Common Stock held by the Bank were acquired for the purpose of investment. Depending upon the Fund's business and prospects, and upon future developments, the Bank may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock it holds, or cease buying or selling shares of Common Stock. Factors that may influence the Bank's decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the level of the discount of the market price of the shares of Common Stock from their net asset value ("NAV"), the performance of the shares of Common Stock in the market, the availability of funds, alternative uses of funds, stock and money market conditions, and general economic conditions. Any additional purchases or sales of the shares of Common Stock may be in the open market, in privately negotiated transactions, or otherwise.

         The recent level of the discount from NAV at which the shares of Common Stock have traded has been a significant factor in the Bank's decision to purchase shares. With a view to maximizing the return on its investment in the shares of Common Stock, the Bank may recommend actions for consideration by the Fund's board of directors with a view to narrowing the discount. The Bank may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares or other courses of action. The Bank has not determined to pursue any particular course of action and, depending upon circumstances, may determine to dispose at any time of all or a portion of its shares of Common Stock.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4.



                               Page 3 of 5 Pages


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---------------------------------                  -----------------------------
    CUSIP No.: 35177K108                 13D             Page 4 of 5 Pages
---------------------------------                  -----------------------------


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the Definitive Proxy Statement of the Fund filed with the Securities and Exchange Commission on May 29, 2003, as of March 31, 2003, 12,072,000 shares of Common Stock of the Fund were outstanding. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 2,455,105 shares of Common Stock, which constitute approximately 20.3% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following sales and purchases in the shares of Common Stock.

           Date            Number of Shares             Price Per Share
          ------           ----------------------       ---------------

       July 3, 2003        469,300                      $6.16


         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e)      Inapplicable















                               Page 4 of 5 Pages



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---------------------------------                  -----------------------------
    CUSIP No.: 35177K108                 13D             Page 5 of 5 Pages
---------------------------------                  -----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: July 3, 2003                BANKGESELLSCHAFT BERLIN AG


                                  By:         /s/ Dirk Kipp
                                       ------------------------------
                                       Name:  Dirk Kipp
                                       Title: Managing Director


                                  By:         /s/ Moritz Sell
                                       ------------------------------
                                       Name:  Moritz Sell
                                       Title: Director






















                               Page 5 of 5 Pages